November 27, 2019

Robert Waligunda
Chief Executive Officer
Father Time, Inc.
3700 Massachusetts Avenue NW
Suite 110
Washington, D.C. 20016

       Re: Father Time, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed November 20, 2019
           File No. 333-231875

Dear Mr. Waligunda:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 17, 2019 letter.

Amendment No. 3 to Registration Statement on Form S-1

The Challenge, page 22

1. In response to prior comment 5, you state that the industry data was based on your own analysis. Please disclose any material underlying assumptions in your analysis and whether you relied on information from third parties.
 Robert Waligunda
Father Time, Inc.
November 27, 2019
Page 2
Description of Business
The Solution, page 23

2. We note your revised disclosure in response to prior comment 2. Given that you currently have no revenues and no assets, revise your statements that you expect to be positioned to become a "leading provider" of software based electronic promotion processing systems.
Financial Statements , page 40

3. Please update your interim financial statements through September 30, 2019. Refer to
       Rule 8-08 of Regulation S-X.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Waligunda
                                                            Division of
Corporation Finance
Comapany NameFather Time, Inc.
                                                            Office of
Technology
November 27, 2019 Page 2
cc:       Matthew McMurdo
FirstName LastName